August 1, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Stephen Krikorian, Accounting Branch Chief

Re:          HMS Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 13, 2013

File No. 000-50194

Ladies and Gentlemen:

I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”).  I hereby submit via EDGAR transmission, the Company’s response to the letter, dated July 2, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”), filed by the Company on March 1, 2013 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”), filed by the Company on May 13, 2013.

For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.  Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

(n) Revenue Recognition and Estimated Liability for Appeals, page 62

1.              In response to prior comment 2, you propose to disclose in your Form 10-Q for the period ended June 30, 2013 that you do not believe you face a risk of significant loss in excess of the amounts accrued. Please revise your proposed disclosure to conform to the language in ASC 450-20-50. As noted in our prior comment, you should state that the estimate of any reasonably possible loss in excess of the amounts accrued is immaterial, if true, or disclose the estimate of such amount.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise future filings, if necessary in light of changed circumstances, to clarify if there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, pursuant to ASC 450-20-50.  The Company plans to include the following disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2013 (underlined portions represent proposed new

5615 Highpoint Drive   |   Irving, TX 75038   |   Tel 214.453.3000   |   Fax 214.453.3023   |   www.hms.com

language to the Company’s disclosure since its original revisions that were included in its Quarterly Report on Form 10-Q for the period ended March 31, 2013).

“To the extent the amount to be returned to providers following a successful appeal exceeds the amount accrued, revenue in the applicable period would be reduced by the amount of the excess. As of June 30, 2013, we have accrued an estimated liability for appeals and estimated allowance for appeals based on our historical experience with appeals activity under our Medicare RAC contract. At this time, we do not believe that we face a risk of significant loss in excess of the amounts accrued.  Accordingly, we believe that an estimate of any reasonably possible loss in excess of the amounts accrued is immaterial.  Any future changes to the Medicare RAC contract, including further modifications to the transition plan, may require us to apply different assumptions that could affect our estimated liability for appeals in future periods.”

2.              You indicate in response to prior comment 2 that you will disclose any reasonably possible near term changes in the estimated liability for appeals due to uncertainties related to the re-procurement of the Medicare RAC contract or potential material changes to the Medicare RAC contract structure in future filings. As previously requested, specifically explain to us how the resolution of related corrective actions, the transition plan established by CMS, and potential changes to the contract’s structure could impact your estimated liability for appeals. Tell us whether any of these changes are reasonably likely and consider disclosures consistent with ASC 275-10-50-9. For example, we note from your earnings call on April 26, 2013 that, under the new rebilling rule in the Medicare RAC program, providers would give up the right to appeal and HDI may be able to release some reserves for appeals.

The Company acknowledges the Staff’s comment and advises the Staff that it plans to revise its disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2013 as set forth in the Company’s response to the Staff’s Comment 1.

At this time, CMS has not finalized the RFQ for the new Medicare RAC contract and is concurrently engaging with the Medicare RACs on an appropriate transition plan for the current Medicare RAC contract.  In addition to the broad uncertainty related to this dialogue, the specific impact of the temporary Medicare rebilling rule implemented by CMS in March 2013, and discussed on our April 26, 2013 call, cannot be quantified because it is a new rule and accordingly there is no historical data for the Company to evaluate  and make such an assessment.  In March 2013, CMS also issued a proposed permanent rule relating to this issue, which has not yet been finalized. At this time, the Company is unable to assess the likelihood of what changes may occur with respect to the Medicare RAC program and whether any future changes could impact its estimated liability for appeals either in terms of likelihood or quantification.

To address the Staff’s comment going forward, as changes to the current and new Medicare RAC contract and the overall program are finalized and information becomes available for management to evaluate the impact of such changes, the Company will expand its disclosure regarding any reasonably possible and material near term changes in its estimated liability for appeals as a result of such changes.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General Overview, page 17

3.              In response to prior comment 1, you indicate that it is unlikely that HDI will not be awarded a region under the RFQ and you plan to quantify the amount of revenues generated under HDI’s Medicare RAC contract for Region D. Tell us what consideration you gave to also quantifying any reasonably expected impact on your liquidity, capital resources and/or results of operations from the related corrective actions and transition plan established by CMS. For example, we note from your disclosures in your Form 10-Q for the period ended March 31, 2013 and the Form 8-K filed June 3, 2013 that incumbent contractors are only permitted to request medical records through June 2013 pursuant to the transition plan established by CMS, although your current contract term is through February 2014, and this may significantly reduce your expected revenues from this contract for the remainder of the contract term.

The Company acknowledges the Staff’s comment.  As described in  the Company’s response to the Staff’s Comment 2 the transition plan for the current Medicare RAC contract and the corrective action for the new Medicare RAC contract have not been finalized, which makes it impractical at this time to determine and therefore quantify, any reasonably expected impact to our liquidity, capital resources and/or results of operations. In the future, as the Company obtains more clarity related to potential corrective actions and transition plans during the remainder of the contract term and adequate information becomes available to quantify the financial impact on our liquidity, capital resources, and/or results of operations, we will expand our disclosures to incorporate such quantifying information in our future filings.

The Company further advises the Staff that it plans to include the following disclosure in its Quarterly Report on Form 10-Q for the period ended June 30, 2013 (underlined portions represent proposed new language).

“The amended RFQ and any award made thereunder may be protested, which could extend the time frame for implementing the new Medicare RAC contracts.  In addition, CMS has established a transition plan pursuant to which incumbent contractors are permitted to request medical records through June 2013.  CMS is currently in discussions with the existing Medicare RACs with respect to finalizing an appropriate transition plan; however, those discussions remain ongoing and a resolution has not been reached.  If the transition plan is not amended to extend the date through which we can request medical records, it may significantly reduce our expected revenues, liquidity, capital resources, and results of operations for the remainder of the contract term.”

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the Company intends to file its Quarterly Report on Form 10-Q for the period ended June 30, 2013 on or before August 9, 2013.

If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.

Very truly yours,

Walter D. Hosp

Executive Vice President,

Chief Financial Officer & Chief Administrative Officer